SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GENWORTH FINANCIAL, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Stock Options and Stock Appreciation Rights to Acquire

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

37247D106

(CUSIP Number of Class of Securities (Underlying Class A Common Stock))

Leon E. Roday, Esq.

Senior Vice President, General Counsel and Secretary

Genworth Financial, Inc.

6620 West Broad Street

Richmond, Virginia 23230

(804) 281-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

John B. Shannon

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street, NW

Atlanta, GA 30309-3424

(404) 881-7466

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

On April 6, 2009, Genworth Financial, Inc. (the “Company”) filed a Definitive Proxy Statement for the 2009 Annual Meeting of Stockholders of the Company to be held on May 13, 2009 (the “Proxy Statement”), which contains a proposal submitted to the Company’s stockholders to approve an amendment to the 2004 Genworth Financial, Inc. Omnibus Incentive Plan (the “Omnibus Plan”) to permit the Company to implement a one-time equity exchange program for employees other than the Company’s named executive officers and directors (the “Exchange Program”). In connection with the Exchange Program, the Company is herewith filing:

1.	Proxy Statement;

2.	Intranet Posting Available to Genworth Employees on April 6, 2009; and

3.	Frequently Asked Questions for Employees, dated April 6, 2009.

Neither the Proxy Statement nor the communications attached as exhibits to this Schedule TO constitute an offer to holders of the Company’s outstanding stock options and stock appreciation rights (“SARs”) to exchange those stock options and SARs. The Exchange Program will only be commenced, if at all, if the Company’s stockholders approve the amendment to the Omnibus Plan to permit the Exchange Program.

The Exchange Program has not yet commenced. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Exchange Program. Persons who are eligible to participate in the Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the Exchange Program.

In connection with the proposal to be voted on by the Company’s stockholders with respect to the amendment of the Omnibus Plan to permit the Exchange Program, the Company has filed a Definitive Proxy Statement with the SEC and will file any other relevant materials with the SEC. The Company’s stockholders are urged to read such materials before making any voting decision regarding the amendment of the Omnibus Plan to permit the Exchange Program, because they will contain important information about the proposal to be voted on by stockholders.

The Company’s stockholders and stock option and SAR holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and stock option and SAR holders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to: Genworth Financial, Inc., 6620 West Broad Street, Richmond, Virginia 23230, Attention: Investor Relations.

Item 12. Exhibits

Exhibit Number	Description
99.1	Definitive Proxy Statement for the 2009 Annual Meeting of Stockholders (filed with the SEC on April 6, 2009, and incorporated herein by reference).

99.2	Intranet Posting Available to Genworth Employees on April 6, 2009 (filed herewith).

99.3	Frequently Asked Questions for Employees, dated April 6, 2009 (filed herewith).